Exhibit 99.1

Financial News

CIBC declares dividends

Toronto, ON – May 25, 2017 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.27 per share on common shares for the quarter ending July 31, 2017 payable on July 28, 2017.

As previously announced on May 4, 2017, in the event that the merger between CIBC and PrivateBancorp, Inc. (“PrivateBancorp”) is imminent but not completed as of June 28, 2017, CIBC will adjust as necessary the anticipated June 28, 2017 record date for this dividend to allow PrivateBancorp’s stockholders to participate in it. The exact record date will be confirmed and communicated by news release.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the quarter ending July 31, 2017 payable on July 28, 2017 to shareholders of record at the close of business on June 28, 2017:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com